Exhibit 99.3
Media Conference Call

Infosys Limited

Media Conference Call

October 23, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Associate Vice President and Global Head - Corporate Communications

journalists

Meghna Sen

CNBC-TV18

Mansee Dave

ET Now

Chandra Srikanth

Moneycontrol

Haripriya Suresh

Reuters

Beena Parmar

The Economic Times

Shilpa Phadnis

The Times of India

Poulomi Chatterjee

Financial Express

Uma Kannan

Deccan Herald

Jas Bardia

Mint

Sanjana B

The Hindu BusinessLine

Rukmini Rao

Fortune India

Pooja Patil

Businessworld

Rishi Basu

A very good evening, everyone, and thank you for joining Infosys' Second Quarter Financial Results. My name is Rishi, and I would like to welcome all of you. One question. Okay.

With that, I am going to hand it over to Salil for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. It is good to see that everyone listens to you so well. So good evening, and welcome, everyone. Thank you for joining us. Our revenue growth for Q2 was 1.5% YoY and 1.2% sequentially in constant currency terms. AI revenue was a standout at 10.5% of our revenue, growing at 29% sequentially. And last quarter, it was at 8.2%.

Large deals were another standout at $5.2 bn for the quarter. This includes two mega deals. One of these mega deals was for over $2 bn with a large international company for a period of seven years, and this is net new. This deal is expected to contribute over 1% revenue growth in the coming financial year.

The second mega deal was for $1 bn for a renewal. Our large deal pipeline is healthy and includes some other mega deals in this pipeline. Operating margin was stable at 21%. Free cash flow was strong at $928 mn for the quarter.

As enterprises adopt AI at scale, another quarter of strong growth in AI revenues is a recognition of our differentiated market positioning and client confidence. As an ecosystem integrator, we continue to work closely with the frontier model companies, both open-weight and closed models. Our deep investments in Topaz Fabric help our clients seamlessly navigate between models to ensure token optimization and value realization.

Infosys continues to gain market share, especially where economics of the program is aligned to the stakeholder interest. We remain the preferred AI strategy and deployment partner for our top clients. As AI remains central to enterprise transformation in the years ahead, Infosys is well positioned to help navigate this shift.

Based on our Q2 performance and revised outlook for rest of the year, our revenue growth guidance is 1% to 2% YoY in constant currency terms. Our operating margin guidance remains at 20% to 22% for the year.

Thank you. And with that, we can open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Meghna Sen from CNBC-TV18.

Meghna Sen

Thank you very much. My first question is on your guidance. So, you have narrowed both the lower and upper end. Could you help us understand why? Explain the margin performance, the benefit of rupee depreciation, any offset and loss due to deflation, etc.? And did your salary hike also impact your margins in the second half?

Third is, your AI revenue is 10.5% of your Q2 revenue. So how many deals won will have AI element? And with AI jitters globally, is there a change in business? And fourth, how are your December quarter furloughs shaping up versus last year and which sectors look the most vulnerable?

Salil Parekh

Okay. Let me start off with some of them, and Jayesh will also jump in with some of the other ones. So first, AI is really an incredible performance for us. It is 10.5% of our revenue, growing sequentially 29%. We had laid out the AI approach in the Hexagon with six different areas of focus.

And in this revenue mix, we see each of those areas growing well, especially things that we do where we are building agents, where we are doing legacy modernization, where we are doing process AI, where we are doing data AI. So those are growing exceptionally well, but all of them are doing well. And then we have the partner ecosystem with that. That is really gaining momentum.

I think in terms of the global AI our attention is really much more on the large enterprises with which we are working. So for them, this is starting to become more-and-more relevant. And with the investments we made and build the Topaz Fabric and the capabilities we have, plus all the training that we have done for all of our people, which many and more are certified now, ready to do work with different partners of the frontier companies, that is where we are getting the good traction with the enterprise clients.

I will spend a couple of minutes on the industries. I think what we see, and Jayesh will add more to that, we see really good strength on the Financial Services. We see good strength on Energy Utilities. We see good strength on the Manufacturing. And we see some weakness on the Retail and we see some weakness on the Hi-Tech. But it is a mix of all of those that we have put together in how we see this.

Jayesh Sanghrajka

So if you look at our guidance, our last guidance was 1.5% to 3%. We had clearly called out at 1.5%, we expect even more uncertainty. Our Q2 has been softer and our volume continues to remain softer. We have also seen pricing pressure on the back of competitive intensity and higher ask on productivity. So all that is baked in, in our revised guidance as we look forward.

On top of that, as Salil said, some of the sectors, we see softness, Retail, Hi-Tech, where the discretionary is lower than what we are expecting. So all of that is reflected in our guidance on the revenue and which is where it is 1% to 2% now.

Our margin continues to remain at 21%. I think it is a strong performance on the back of all the efforts that we have put in Project Maximus. If you look at last many years, we have been able to maintain margins despite investment in business, whether it is sales and marketing, whether it is AI-led investment, talent investments and all of that.

If you look at put-and-takes of this quarter, the margins have remained flat. We had 70 bps of impact on post-sale customer support, which is a delta between two quarters. Last quarter, we had a reversal. This quarter, it is an impact, so it is a difference in that. We had 20 bps coming from our acquisition, it is a one-month additional impact last quarter to only two months of impact, so one month additional on account of amortization, etc.

That was offset by tailwinds of currency, 40 bps coming from the currency, 20 bps coming from a higher calendar and working days and 20 bps from the Project Maximus. So that kind of sums up the margin walk.

As you look forward, the next half, which is H2, we will have impact coming from compensation, as you rightly said, so that will have a headwind. We will see continued intensity on pricing. So we will see that as a headwind. And we will continue working on Project Maximus to offset as much as possible from there.

Rishi Basu

Thank you. The next question is from Mansee Dave from ET Now.

Mansee Dave

Hi, good afternoon. So, starting with the guidance which is revised downward from 1.5% to 3% to 1% to 2% on a constant currency growth basis, how much is the weak demand and market pressure affecting? And what has changed in the demand environment plans ahead, if I may ask?

AI monetization. Well, the AI as a percentage of revenue for Infosys this time is quite strong and greetings to you all for that. AI is helping clients improve productivity, but it can also reduce traditional billable work. So is Infosys managing to monetize AI-led opportunities fast enough to offset pricing pressure at its traditional services business?

And lastly, hiring and productivity. So can hiring plans coexist with margin protection because there are plans to hire around 20,000 graduates in FY27, if I am not wrong. How do you balance investments in talent with margin discipline? Thank you.

Salil Parekh

So on the AI first, I think the AI revenues have been outstanding. As you pointed out, we have exceptional growth in that. And that shows really how we have put together the AI approach within Infosys, which is resonating with the clients and the six dimensions of the Hexagon in which each area that we are investing and scaling up in, and then the foundation that we have built on the Topaz Fabric that helps our clients.

So there we see many examples of projects that are going extremely well. These are scale projects. Even in the large deals that we referenced, almost all of them have some component. One or two of them have really full business transformation driven by AI as the fundamental element of the large deals.

And that large deals has been quite exceptional as well, which has helped us in a way to give support even for the next financial year with the expected revenue growth support that the large mega deal will provide.

In terms of guidance, we continue to see what Jayesh was sharing in terms of the competitive intensity. So there is the AI, which is giving us the growth. There is AI, which is also seeing the compression, and we continue to see that.

There is competitive intensity because of that, and we have been extremely clear that we will only take on the contracts where it meets our economic guidelines. And so with that in mind and all of the margin work that is been done in terms of the initiative, we have been able to keep our margin at this level. And that is what is reflected into our guidance where we see that competitive intensity and the changes that are going on.

Now the macro environment is also equally in a place where there is continuing different wars. There were some interest rate increases. There was also the 10-year yield, which is now neighbouring to 5%. And there is continuing element of tariffs, which creates a different type of an environment for the global economy and therefore, for the type of clients that we work with, which is essentially the Global 2000.

So all of those put together, we feel extremely good that the AI is going well, that the large deals are good. And then we also see the competitive intensity in the market.

On the hiring, so first, we had 4,000 net increase in the headcount, which is very strong, which shows that our continued confidence into the future. Second, we have 8,000 college graduates we hired in the quarter.

For the full year, our target remains clear at approximately 20,000, so around 20,000 like last year. And we have already done more than half in the first half of the year. So, we think this dynamic will continue in the way we scale. We are doing work, of course, in AI, the 10%, but we also do work in other areas. And all of those areas are growing. That is why the hiring looks pretty strong there. And then the productivity.

Jayesh Sanghrajka

So just to add to what Salil was also saying on hiring, it is a function of what is the attrition that you have, what is the utilization that you have and what is the demand in terms of volume that you see and the productivity benefit. We have, give or take, 13% attrition. That means roughly 45,000 people in a year, they leave us, and that needs to be backfilled either laterally or fresher. So, the fresher kind of makes up a little bit of that. We are working at 85% utilization, which is, in our mind, very optimum utilization. So, there is not much headroom left there from the optimization perspective.

And then there is a net new demand that you are seeing. And a fresher typically takes six to eight months by the time we train them and deploy them to the project. So, we do have to plan ahead of the time to make them, and that is the reflection that you are seeing today in the net headcount increases. One more point on the overall guidance perspective. I think our guidance for the year should be continued to be seen on the back of the fact that we did at the beginning of the year said we will have offshoring impact of 1%.

We are looking at higher offshoring through the year. We did call out an impact of large deals with a European manufacturing client, where we did not pursue the deal because it did not meet our return expectations. So, both of that put together impacted our overall growth guidance by 2% or continues to impact roughly that. And it should be always seen in that context.

Rishi Basu

Thank you. The next question is from Chandra Srikanth, Moneycontrol.

Chandra Srikanth

Hi, Salil. Just wanted to get a sense on the guidance, but I do not know if it has been asked. Despite a healthy TCV, why did you sort of narrow the guidance band? And secondly, this week, there have been a lot of talk about cyber-attacks because of AI. And half of these cyber vulnerabilities are being uncovered by employees or by agents. I just want to know what opportunity does Infosys see there in terms of securing systems for enterprises, and what are the challenges going forward? Thank you.

Salil Parekh

I will start on the guidance. Jayesh will have something more to add on it. So what we are seeing in the business today is very strong growth on AI, which was at 10.5%, growing at 29% quarter-on-quarter and very strong large deals with one mega deal at over $2 bn, which is contributing to our growth also into the next financial year.

That is then combined with what we see in terms of the AI productivity and competitive intensity in the market, plus, as Jayesh shared, what we are seeing in terms of the offshore ratios, which are changing with the changes in the US, India dynamic, plus what we see in terms of the choices we are making where in the case of particular contracts, we are extremely careful to take the ones that meet our economic thresholds and guidelines.

So, putting all of that together is where we put the margin guidance. Our attention really is to build out at a faster and faster pace the AI activity, which is going very well with regard to the Hexagon strategy that we have developed in each of the six areas and making sure that we are participating in the large and mega deals, which are business transformation deals underpinned with AI.

That is the sort of deal that we won where it was something that our teams proactively identified and pursued and then the client selected us. So that is the sort of work that we want to focus on. We know there will continue to be the productivity challenges that will go on, but those will go through in some time period. The AI is here for a very long time where we want to build a very strong foundation in that.

On the cyber part, the first thing, we have a strong cyber business where we are already working with several of our clients in working to use some of the frontier model capabilities to ensure that we are helping them to protect against or helping build agents which will protect against. Some of the ones that have come out this week, we have some defences for which we are sharing with our clients. If you recall, two or three months ago, there was another week or so where there was a lot of this coming up with the new frontier model that had come out. And the same thing we had been working very closely with that lab.

The one model before that, it was already with us, and we had built out the cyber defence with that. So, it is a strong part of our business. It is something that we are looking to scale up even more. We did a small acquisition, you may know, in the cyber in Australia a few quarters ago, which is also building out very strongly because that is helping us to do things in an ethical way to make sure that we can unearth the vulnerability that the clients are seeing with the agents with this approach that we are taking. So, we see some good growth in both of those areas.

Chandra Srikanth

A follow-up, Salil. Would you draw parallels with what is happening with cyber with what happened during Y2K in terms of the opportunity this opens up for Indian IT service providers? Will they take up the work of finding vulnerabilities in existing systems? And can it potentially become a very big business model?

Salil Parekh

So, I think the cyber one is a huge opportunity for Infosys. But the capabilities have to be very strong. So we need to make sure we have built our own capabilities, which are both agent-based and human-based combined and working with different frontier models, because each frontier model is unearthing different things on the application layer, which needs to be addressed in a different way. You may have seen in the recent ones where some of the government sites had to be redone and so on. So those are things that we are working on, which our teams have an understanding of, and it is a large opportunity. So, we think this will continue to be a growth area for Infosys.

Rishi Basu

Thank you. The next question is from Haripriya Suresh from Reuters.

Haripriya Suresh

Hi. Good evening, gentlemen. One on AI revenues, I wanted to understand, I mean, obviously, it is on a low base, but it is growing fast, and you have said that it will be half in the next two to three years. How realistic do you see it because of how much deflation is in your traditional services business? How do you see that play out?

And also after the PERM suspension and the changes that have happened with H-1B, do you see an increase in talent retention and hiring costs in the US generally? I mean, over the next couple of years, it might not be immediate, but as it goes forward. And on Hi-Tech and Retail, what exactly happened? Because Hi-Tech this quarter, I mean YoY has seen quite a fall as well. What happened in those particular verticals? Thank you.

Salil Parekh

So on the AI, my sense is the growth, I think, is quite exceptional in the way the AI is building out. And we see that being sustained. Now, you are absolutely right, it is on a low base. And it is a small amount, and so there will be some volatility, but still growing very nicely over the coming quarters. But it is not like every quarter will be exactly like the previous. There will be some volatility in that, on a small base.

I think what we are seeing and what our attention is on is making sure that we fully deploy and leverage that opportunity for our clients. And so, building out, for example, if you look at the partnership network that we have, every frontier lab we are working closely with and they are working closely with us. We are also working with open-weight model companies.

In Topaz fabric, there are 15 different models a client can take advantage of. We can do token cost optimization and, of course, capability. Meaning, even the way we are doing, let us say, legacy modernization, is changing quite quickly from what it was even 12, 18 months ago to what it is today. So, all of that is moving at a rapid pace and that is our attention.

The second piece of the attention is really on these large transformation mega deals, which we feel we are quite well-positioned on, where clients are coming to us, it is more something that our teams are working with them jointly and uncovering. It is not like an RFP that someone is responding to, and making sure that is an AI transformation mega deal.

Then the continuing of the AI productivity that is impacting the revenue also goes on, and that will carry on through the different parts of our portfolio. But at the end, that is for a finite time. Once it is done, the productivity through the portfolio will be done.

So that’s something that we have looked at internally, but we are making sure that our focus on AI growth is where our attention remains. All of that being said, that gives us more and more confidence that the way we are looking at it for AI is where the clients are going for. And that AI transformation is where we will work more and more.

A majority of the employees that we have in the US are local hires. So, we had already taken some steps several years ago, which had brought us to this position. So, we feel we have a good like a ratio in terms of bringing people on and in terms of cost efficiency. So, we do not see a change in that. We will continue to grow that as that evolves. Having said that, in the recent quarters, we have also seen our ratios changed between onsite and offshore.

Rishi Basu

Hi-Tech and…

Salil Parekh

I will start on that, so we have seen different client situations both on the Retail and both on the Hi-Tech. Hi-Tech, specifically in one. We do not see this across all of our industries. So, for example, in Financial Services or Energy Utilities, or Manufacturing, we see really strong growth and discretionary growth. However, in these two industries, we have seen some impact.

Haripriya Suresh

Across markets?

Jayesh Sanghrajka

So, I mean, I think both Hi-Tech and Retail, like Salil said, we had some discretionary-related ramp downs and some client-specific slowdowns in a way. Retail also was impacted because of the third party, we had a larger third-party component in the previous quarters, which on a Q-on-Q, therefore, shows up as a negative. So those were the impacts on both of that. I think from a geography perspective, it has been broadly similar across the geography, at least Retail, Hi-Tech has been more specific to the US.

Salil Parekh

US.

Rishi Basu

Thank you. The next question is from Beena Parmar from The Economic Times.

Beena Parmar

Hi, Salil. Just a follow-up on the cyber incidents. You know, you have large set of clients which are Fortune 500 companies and also in the public sector space. What is the level of preparedness that Infosys or companies like yours have? And do you also see IT budgets increasing given that you said that you will plan to scale it up further?

Secondly, on the deal wins, the two mega deals were in which sectors? And since you, despite the healthy wins, you still lowered the guidance, does it mean that the AI deflation is still continuing to impact and, you know, when do you see that really going away?

In terms of the hiring, besides the wage hikes, I think, you are still seeing some impact on the margins. Are you seeing any increase in employee costs, given that the hiring is changing, and also looking at more specialized hiring and, you know, does that really lead to employee cost going up in the next, say, few quarters?

Salil Parekh

So, on the cyber, I think there it is more a question of building out the capabilities that we are driving to and scaling that up and so that demand will continue. We, like all organizations, are well prepared sort of both internally and in terms of supporting our clients. But what we sort of share with our clients is these are things that are happening new every day. So, it is not something you can predict of what is the likely outcome, but it is better to be more prepared or also build out in these specific vulnerabilities, agents and agent plus human which can address them, which is being done for many clients. It is more a question of building out that capability.

Beena Parmar

IT budgets, will you have…

Salil Parekh

So, the budgets of our clients will go up, but at the end, it is not like it will go up in one place. It is not that overall will go up disproportionate, overall, will go up as a normal sort of a rate, but not disproportionately because also they need to manage their own budgets in a careful way.

On the large deals and the guidance, I think the question on productivity and AI deflation impact. I think we continue to see that, as Jayesh and I mentioned earlier, which is really multiple effects. One is the effect of the AI productivity which our clients are seeing. One is the effect that Jayesh also mentioned about how the on-site mix is changing. Another is the effect of the competitive intensity and how we have been, I would say, disciplined in taking on contracts which meet our economic guidelines and profiles. So, all of that comes together in this environment that creates what you call the AI constraints or the AI productivity.

But the more critical element really is the growth of the AI, because that is a secular trend which is here and the way we are now seeing it, this is a very fast pace of growth. And even with some volatility, you are going to continue to see a very good pace of growth over the next several quarters.

Beena Parmar

Compensating for the revenue growth, right? So, the traditional services growth. So, I mean, how long do you see this really lasting?

Salil Parekh

So, we have some internal views on what the mix of these two will be. But it is not something where we are more focused on what the reduction is. We are really much more focused on where the growth is, because that is going to stay for a very long time. Whether this stays for a short time or a long time, we know that with that growth, over time, we will see the overall business in a much better shape.

Jayesh Sanghrajka

And if I can just add to what Salil was saying, while our large deals have been very strong, historically, we have been on an average signing $3 bn of large deals. So that was always there in the guidance that we baked in even earlier. The two mega deals that we signed, one of that was renewal, the other one is a net new. And the net new is only going to ramp up from later part of Q4. So, in this year, there is going to be a very minuscule amount of benefit that you will get from that deal. But the next year, as Salil said earlier, it will, you know, contribute over 1% in our revenue.

Rishi Basu

Thank you. Hiring and employee cost, yes.

Jayesh Sanghrajka

So, look, we hire across the pyramid. As we have said earlier, even we are hiring at the bottom of the pyramid, which is the freshers, and we are going to hire 20,000-plus employees over the year. So, we are very conscious about what we are hiring and hiring the right talent to meet the right requirement. And if you are hiring at a higher cost, automatically -- generally, it reflects in the pricing. So, from that perspective, we do not really see a margin impact.

If you see last many years -- last couple of years, we have been able to maintain our margin at 21% despite all the headwinds while investing in the business, whether it is sales and marketing, whether it is talent building, AI talent or technology investment that we have done. So, we have been able to offset all of that through very meticulous operational rigor.

Rishi Basu

Thank you, Beena. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

As much as Indian IT companies are denying any impact on PERM residency, if you can help us understand, will it trigger a fresh wave of attrition for you in your primary market, client market? Secondly, will your subcon expenses go up substantially on this? And my second question is around as much as AI is driving productivity, do you think this will also lead to margins being squeezed in your existing contracts?

Salil Parekh

So, on the first one, I think overall attrition number that Jayesh shared is lower this quarter than the previous quarter in the range of 12% to 13%. We do not see any real impact on the attrition from any of those activities. Neither do we see like a cost impact because we already have within the US, a mix where the majority of the people are local hires. And that is something that has been in motion for several years. So that is something that we feel good about how we can bring in more people and how we can maintain delivery excellence with our clients with that sort of a team. The second one?

Shilpa Phadnis

On margins?

Salil Parekh

Yes. On the margin, I think what we see is there is a tremendous sort of desire from clients to have the AI create a benefit in terms of productivity for their activities, for their work that we do with them. And we know that many of those things, based on the investments we made, we can make it real for our clients. So given the investments we made in things like Topaz Fabric, we can make those benefits real for the clients while maintaining, as we have done over the last several quarters, the margin profile without doing any other activity below the line and so on.

We are very much focused on making sure that the productivity benefit we derive from AI and that it matches to what the clients are asking. Now there are sometimes asks that are much higher than what we can derive from the AI productivity, which is where we say that it does’nt fit our economic profile. So we are much more disciplined about that.

Shilpa Phadnis

Last question. As much as you are doubling down on GCCs, how far are you from $1 bn milestones? And second, it involves a lot of upfront investments from your side; people, software, takeovers. So, if you can help us understand where you are on that journey?

Salil Parekh

GCCs is an incredible growth area. I think this current phase, we announced, I think, just last week, a very large financial services client publicly discussing our work we have done with them on the AI GCC. So there, what is happening is many GCCs have been being built for many years by different companies. And in the last two, three years, there has been an increased push of the AI infusion into the GCC itself.

And that is where we have built an even stronger specialization where we can help if you have built the GCC five, seven years ago to help you to transform it and if you are building it now to help you to create it with that AI inside it, because the recruitment is different, the training is different. The type of people are different, the pyramids are different. So, we have an ability to build and scale that up and which is why clients are working with us more and more where the GCC business is growing quite nicely for us.

Rishi Basu

Thank you, Shilpa. The next question is from Poulomi Chatterjee from the Financial Express.

Poulomi Chatterjee

Good evening. I am just curious, I mean, you have underlined the high competitive pressure when it comes to large deals. Do you have any intention of entering the mid-market? There is some of your peers who are already turning their focus to the segment. And also with regards to your FDE team, you had shared a target of 6,000. Like I am curious what is the progress on this? And what proportion of your hiring do these roles comprise of currently?

Salil Parekh

On the first one, we typically work with companies, enterprises, organizations, which have a huge need for some level of technology transformation. It so happens that many of them are large organizations because they have complex needs. But even today and even in the past, we have always worked with organizations which are not only large, which can also benefit from these activities, and that will continue. So there are several examples of that, which are long-standing clients of Infosys.

The predominant focus is large companies because they have that large need for the tech transformation. On the FDEs, the progress is strong. We are also building the internal with the training, and we are also going with the external with the recruitment and it is progressing along. What I think we had shared was the 6,000 was over the multiple years, and that is exactly how the planning is going right now.

Rishi Basu

Thank you. The next question is from Uma Kannan from the Deccan Herald.

Uma Kannan

Hi good evening. Salil, you did speak about cyber security, but mine is very specific. This is regarding eMudhra breach. You are using eMudhra solutions, if I am not wrong. I think so. Though eMudhra said the incident has no connection with its e-sign services, what kind of measures are you taking? Can you explain a bit more about it? And will you be migrating to other certified providers in the wake of this incident?

Salil Parekh

So there, I do not have any specific comments on it right now. I have to look into it a little bit more depth and come back to you.

Uma Kannan

Okay. So, this is with regards to North America and India market. It is kind of your revenue, if I look at in Q2, it has come down. Any specific reasons? And how H2 will be for you in FY27?

Jayesh Sanghrajka

So, if you look at India, this quarter, the revenue has actually gone up. And typically, there is a little bit of a seasonality because one of our contracts, you do get revenue. It is related to the returns, etc., that is being filed in the quarter. The US has been softer over the last few quarters, and that is pretty much of the industry phenomena. The Europe and the rest of the market has been stronger.

And when you look at the growth from that perspective, US generally has that. And then there are nuances, like we said earlier, one of the sectors, which is Hi-Tech slowdown was from a specific client in the US because the client was looking at ramping down, etc. So, all of that does impact geographies.

Uma Kannan

One more question. Last time, you said 80,000 employees are working on coding tools. I mean, what is it happening now? Like are there any increase in numbers?

Salil Parekh

Yes. So that number is increasing. Also, what we are doing is the certification numbers are going up, the people who are getting trained are going up. Our partnerships with the frontier model companies are going up. So, the large two frontier models plus new ones, which are both cloud and frontier models plus the open-weight model companies, all of that is expanding. We had given that as like one example, but those numbers are all growing in the terms of the work we are doing.

Rishi Basu

Thank you, Uma. The next question is from Jas Bardia from Mint.

Jas Bardia

Hi. Good evening. Just a couple of questions. So, if I look at the Q2 guidance that the company has issued this quarter, if we look at the guidance issued during the second quarter, it is, I think, the weakest in seven years for the full year, that is. If I do the math, it points towards the fact that the company might grow at its lowest pace in at least three years in FY27. So, in the short term, considering there are furloughs in the second half, the mega deal ramps up next year and also that there is pricing competition for large deals.

So, what is the company doing to sort of arrest this slowing growth? Second, with reference to your ambitions on the AI work in the next three years that Infosys expects to get, do you expect a lot of this AI spending to come from -- to be net new? Or do you expect it to come from existing IT budgets? If you can just throw a little more light on that? And second, in continuation to this question, what will the impact be on the company's margins?

Salil Parekh

So, on the first, I think what we are doing in terms of where the attention is in revenue and growth is focused essentially on what we are seeing as the large opportunity for AI services. We shared a few months ago that this opportunity is approximately $300 bn addressable market. We identified six broad areas. And then we started to make sure that we invest in building the capability, training our people and building the partnerships to make that whole ecosystem work, the foundation of which is Fabric.

Then that growth is now looking very good. So that part is moving quite well. What we are also seeing, as you pointed out, is that there is the AI productivity benefits that clients are looking at, and that is also impacting other parts of our business. So, we want to make sure that the first continues to grow well, and we continue to be the leaders with investment.

And the second, we want to make sure that we have the tools to support it because at the end, it is a finite process because once you finish with all the work that you are doing through productivity, it is done. And so that is important. But the real critical thing is where does the AI growth go, because that is where the leadership comes in terms of what the market and what the clients are looking for.

And so that is the way we are looking at it. We will see over time how this develops. The other point that we are focusing on is what you described the mega deals, the large deals because there, where we are doing business transformation, AI-led work, other consolidation, other cost work, that is work that gives us more support for the future in terms of the growth, which is what we shared that this mega deal will give us -- it is estimated to give us about 1% of growth next year.

So, there are two big dimensions, AI, which is a very long-term secular trend. The mega deals, which we have a unique positioning on because we believe with the business transformation and something which we can help craft that we are well positioned. And then, of course, there is the finite amount, which will go through in the productivity.

Jas Bardia

So the impact on margins?

Salil Parekh

On the margins, what I think we have done is the program that we started some years ago that Jayesh has led, which is working very well. That is part of the reason that we have maintained our margin. In fact, last year, I think we increased our margins from that. And there is a continuous attention upon making sure that we are taking contracts from clients which meet our economic guidelines.

So that has obviously an impact that we do not take every contract, but it also has the impact that our margins are better protected. And therefore, you see, I would say, fairly consistent margin over the last several quarters even as the industry has seen some wobbles. And we have a very strong cash flow generation machine, which has produced this quarter over $900 mn. So that is like more supporting of the fact that our margin is a real margin.

Rishi Basu

Thank you, Jas. The next question is from Sanjana from The Hindu Businessline.

Sanjana B

Good evening, gentlemen. Can you give us an update on the North America market? I think it has seen some softness during the quarter. Any factors to sort of explain this? And also, Jayesh, you mentioned that you are ramping up your offshore presence. Can you talk a little bit about that? Which countries are you exploring?

And recently, many smaller GCCs in India have shut shop because of issues related to scaling. Have you seen instances where a lot of these companies have come back to outsource their work to IT services companies like yourself? Thanks.

Salil Parekh

So, let me start with the second one and then the geography and margin, Jayesh will answer. On the GCCs, I think our approach has been to work with the GCCs to help them scale up, do a big AI transformation or build the new AI ones as they are coming online. There have been companies that, as you mentioned, are looking to do something different with their GCCs, and we are also in discussions with some of those where we can either help them or either we can take them and transform them. And those are ongoing discussions that are there.

Jayesh Sanghrajka

On the segments, if you look at North America, as I said earlier, there have been certain segments which were impacted because of the lower discretionary spend and the client-specific ramp downs that were mainly from North America, and therefore, you see a softness in North America. At the same time, other segments like Europe and rest of the world has done really well for us. So that is a balance there. In terms of offshoring, most of our offshoring is to India. We do use some of the nearshore locations at times Mexico, Canada, etc. But when we talk about offshoring, it is always towards India.

Rishi Basu

Thank you. The next question is from Rukmini Rao from Fortune India.

Rukmini Rao

Sure, thank you. Jayesh, one, if you are looking at the cost of technical subcontracting probably from H1 of last year to H1 of this year, it is about 15%, 16% or so increase. So, would it be fair if we are to look at the AI growth story at Infosys, would a lot of this be fair enough to sort of infer that it is from AI-related technical sub costs that are coming up?

Jayesh Sanghrajka

No. On the contrary, technical subcontractor as a percentage of revenue has remained in the range of 8.9% of the revenue for most of the year, last year as well as this year. So, it has been between 8% to 9% of the revenue, and we expect it to remain in the same range.

Rukmini Rao

But Jayesh, just to understand, if the subcontracting costs are going up and if this is related to AI kind of deals that you may require, what I wanted to understand is if you are actually training a lot of people on the AI side, where is this, you know, the need of expertise coming in from? And if Infosys has to fill this gap, would you be -- looking at probably an acquisition, which might be a lot more sensible if there is a long-term kind of engagement that you would be looking at?

Jayesh Sanghrajka

No. So look, subcontractors for us has been in this range for a long period of time. There are multiple reasons why it is because at times, you need certain skills in certain geography for a short period of time, right? At times, you need certain skills immediately by the time you ramp up the projects and -- or you hire the people, there is a lead time to hire people, but the client expects somebody to be on the project immediately. And then you get subcontractors, deploy them on the project.

And then over a period of time, once you hire somebody, you replace that. So that is a process that goes and it is a whole planning cycle that goes behind how and what kind of subcontractors need and where are they needed. And that is it. I do not think it is so much about only AI, which has led to the subcontractor. It has been there even a pre-AI days, our subcontractor has been between around 8% for a long period of time.

Rukmini Rao

Overall, Salil, if you have to look at future, do you see AI projects coming up in better margins for you given that one of your peers already said that AI projects are coming at a better margin for them. So just to understand how you stand.

Salil Parekh

So, I do not know about the other comment. But for us, the margin of the AI versus the non-AI, we are not externally sharing. However, the overall margin of the company is very high. And so you could see some people whose margins are low overall might have a different view.

Rishi Basu

Thank you, Rukmini. The next question is from Pooja Patil from Businessworld.

Pooja Patil

Good evening. There is definitely an AI-related revenue growth that we are seeing. But I wanted to understand that how much of this represents genuinely incremental business rather than existing services being reclassified or replaced by AI-led delivery. Also, is AI beginning to put pressure on the traditional billing and pricing models? And one more question with regard to dividend is that what factors determine this INR26 interim dividend, particularly with the company lowering its revenue growth? And how is Infosys balancing shareholder returns with investments in AI capabilities, acquisitions and talent?

Salil Parekh

I think what we see on that is that the AI revenue growth continues with a lot of strength. It is not something which is replacing what we have. There is a lot of new work that we are doing. For example, one of the areas among those six which are growing well is where we do work on modernizing a client's environment using AI capability. That is new work. It is not that that was something that we were doing in the past. And so the approach we have taken is the work has to fit into one of those six areas, and that is the work then that we share outside at this 10.5%, which is growing quite well.

Pooja Patil

The dividend one. What factors led to this much? And how is the company planning, especially with the lowering revenue growth?

Jayesh Sanghrajka

So, I think if you look at our capital allocation policy that we rolled out almost two years back, we had very clearly said that 85% of the free cash flow that we generate, we will return back to shareholders over a five-year period. It will be a combination of dividend and buyback. And within that, it will be a progressively increasing dividend. So, we have already committed what is the money that we will pay back to shareholders over a five-year period, right? And we are executing on that.

Last year's final dividend was INR25, and therefore, we have increased that from that to INR26 now. And we are just executing on that at this point in time. We have had a robust cash flow generation, as Salil said. So, all of that is reflecting in the increasing dividend that the Board has recommended.

Rishi Basu

Thank you. With that, we come to the end of this press conference. Thank you, our friends from media. Thank you, Salil. Thank you, Jayesh.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Please join us for some high tea outside. Thank you and have a very good evening.